614-223-1624



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

November 30, 2000

Wheeling  Power Company  hereby  transmits an Application or Declaration on Form
U-1.

Please contact me with any questions regarding this filing.

Very truly yours,

/s/ William E. Johnson

William E. Johnson



                                                   File No. 70-


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                    FORM U-1
                            -------------------------


                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                      * * *


                             WHEELING POWER COMPANY
                 51 - 16th Street, Wheeling, West Virginia 26003
                 -----------------------------------------------
                   (Name of company filing this statement and
                     address of principal executive office)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                        A. A. Pena, Senior Vice President
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215


                         Susan Tomasky, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)



      ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
                -----------------------------------
      Wheeling Power Company ("Wheeling"), a subsidiary company of American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), requests authorization herein to issue and sell from time to time through June 30, 2005 unsecured promissory notes (the "Notes") in the aggregate principal amount of $20,000,000, to one or more commercial banks, financial institutions or other institutional investors or lenders pursuant to one or more agreements (the "Proposed Agreements") with terms similar to those contained in the forms of a Term Loan Agreement and a Note Purchase Agreement attached hereto as Exhibits B-1 and B-2, respectively, with appropriate insertions or modifications to specific terms thereof as may be negotiated between Wheeling and a specific lender at the time of the issuance of the Notes.
      The Proposed Agreements and the Notes thereunder would be for a term of not less than nine months nor more than ten years from the date of borrowing.
      The Proposed Agreements would provide that the Notes bear interest at either a fixed rate, a fluctuating rate or some combination of fixed and fluctuating rates. The actual rate of interest which each Note shall bear shall be subject to further negotiation between Wheeling and the lender. Any fixed rate of interest of the Notes will not be greater than 500 basis points above the yield at the time of issuance of the Notes to maturity of United States Treasury obligations that mature on or about the date of maturity of the Notes. Any fluctuating rate will not be greater than 500 basis points above the rate of interest announced publicly by a major bank from time to time as its base or prime rate.
      In the event a bank or financial institution arranges for a borrowing from a third party, such institution may charge Wheeling a placement fee, not to exceed 1% of the principal amount of such borrowing.
      The Proposed Agreements may specify that, in the event a Note bearing interest at a fixed rate is paid prior to maturity in whole or in part and the fixed rate at that time exceeds the yields to maturity of certain United States Treasury securities maturing on or close to the Note, Wheeling shall pay to the lender an amount based upon the present value of such prepaid amounts discounted at such treasury yield.
      The Proposed Agreements may contain restrictive covenants which would prohibit Wheeling from, among other things, (i) creating, incurring, assuming or suffering to exist any liens on its property, with certain stated exceptions;
(ii) creating or incurring any indebtedness for borrowed money, other than as specified therein; (iii) failing to maintain a specified level of capitalization; (iv) entering into certain mergers, consolidations and dispositions of assets; and (v) permitting certain events to occur in connection with its pension plans.
      Wheeling has been advised that funds for long-term unsecured note borrowings of the magnitude proposed herein are generally available for not more than 24 hours. Accordingly, Wheeling requests an order of this Commission approving the proposed financings in all respects such that, upon receipt of such order, and thereafter, Wheeling may unconditionally, and without further order of this Commission, enter into a definitive agreement with a lender or lenders, similar to the form of the Proposed Term Loan Agreement with appropriate insertions or modifications to specific terms thereof as may be negotiated between Wheeling and a specific lender subject to the conditions, restrictions and limitations specified herein.
      Proceeds realized from the sale of the Notes will be used to repay long and short-term debt of Wheeling. At June 30, 2000 the outstanding short-term indebtedness of Wheeling was $4,625,000.
      Wheeling requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). The transactions would be for fixed periods and stated notional amounts. Wheeling would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt; (ii) converting fixed rate debt to variable rate debt; and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of any interest rate swap exceed the greater of the value of the underlying debt instrument or the present market value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, Wheeling will not engage in speculative transactions unassociated with its financing needs and activities. Wheeling will only enter into agreements with counterparties ("Approved Counterparties") whose senior debt ratings, as published by a national recognized rating agency are greater than or equal to "BBB", or an equivalent rating.
      In addition, Wheeling requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (each a "Forward Sale"); (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on Hedge Instruments (a "Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange
("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Wheeling will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Wheeling may decide to lock in interest rates and/or limit its exposure to interest rate increases.
      Wheeling will comply with Statement of Financial Accounting standards ("SFAS") 80 ("Accounting for Futures Contracts"), SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities"), when effective in January 2001 or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB").
                             Compliance with Rule 54
      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of June 30, 2000, AEP, through its subsidiaries, had an aggregate investment in EWGs and FUCOs of $1,920,829,000. This investment represents approximately 54.2% of $3,544,649,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended June 30, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the "100% Order") in File No. 70-9021. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.
      As of  September  30,  1997,  the most recent  period for which  financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of June 30, 2000, AEP's consolidated capitalization consisted of 36.2% common and preferred equity and 63.8% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.
      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's electric utility operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility operating subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.
      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($3,544,649,000) represented an increase of approximately $40,644,000 (or 1.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.
      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of its electric utility operating subsidiaries or their customers, or on the ability of state commissions to protect the electric utility operating subsidiaries or their customers.
      ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
                ------------------------------
      The expenses of Wheeling in connection with the proposed issuance of the Notes, other than placement fees, are estimated not to exceed $2,000, consisting of expenses to be billed at cost by American Electric Power Service Corporation.
      ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
                -------------------------------
      Wheeling and AEP consider Sections 6(a) and 7 of the 1935 Act and Rules 50(a)(2) and 50(a)(5) thereunder to be applicable to the proposed transactions. The proposed issuance and sale of the Notes is expressly excepted from Rule 50 by the provisions of Rule 50(a)(2), unless Wheeling pays a placement fee in connection therewith. Wheeling hereby requests the Commission to find pursuant to Rule 50(a)(5) that, in the event a placement fee as described above is paid in connection with the issuance and sale of the Notes, compliance with the provisions of Rule 50 is not necessary.
      ITEM 4.   REGULATORY APPROVAL.
                -------------------
      No commission other than the Securities and Exchange Commission has jurisdiction over the proposed transactions.
      ITEM 5.   PROCEDURE.
                ---------
      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's Order granting, and permitting to become effective this Application or Declaration be issued on or before June 1, 1999. Wheeling waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective, since it is desired that the Commission's Order, when issued, become effective forthwith. Wheeling consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter, unless the Office opposes the matter covered by this Application or Declaration.
      ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
                ---------------------------------
      The following exhibits and financial statements are filed as part of this statement:
      (a)  Exhibits:
      Exhibit B-1    Copy of proposed form of Term Loan Agreement

      Exhibit B-2    Copy of proposed form of Note Purchase Agreement

      Exhibit C      None

      Exhibit E      None

      Exhibit F      Opinion of Counsel

      Exhibit G      Form of Notice

      (b)  Financial Statements:

      Balance Sheets of Wheeling as of December 31, 1999 and statements of income and retained earnings for the twelve months then ended.

      ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
                ---------------------------------------
      It is believed that the proposed transactions will not have any environmental effects which would require an environmental impact statement under Section 102(c)(2) of the National Environmental Policy Act. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.
                              SIGNATURE
      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                             WHEELING POWER COMPANY


                          By_/s/ A. A. Pena__________
                                 Vice President

Dated:  November 30, 2000


                                                                    Exhibit B-1


                         TERM LOAN AGREEMENT


      AGREEMENT  dated  as  of  the  _____  day  of  __________,   20__  between
___________________,  an ___________  corporation (herein called the "Company"), and ___________________ (the "Bank").

             SECTION 1.  Amounts and Terms of the Loan.
                         -----------------------------

      Section 1.01. Definitions. As used herein the following terms have the following meanings (which are equally applicable to both the singular and plural forms of such terms):

           "Agreement" means this Term Loan Agreement and any future amendments or supplements hereto.

           "Capitalization" of the Company means, as of any particular time, an amount equal to the sum of the total principal amount of all indebtedness for borrowed money, secured or unsecured, of the Company then outstanding (whether or not such indebtedness matures, pursuant to the instrument by which such indebtedness shall be created or incurred, within twelve months after such particular time) and the aggregate of the par value of, or stated capital represented by, the outstanding shares of all classes of stock and of the surplus of the Company, paid in, earned and other, if any.

           "Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a business day, for the next preceding business day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a business day, the average of the quotations for such day on such transactions received by the Bank from three Federal funds brokers of recognized standing selected by the Bank.

           "LIBO rate" means, for any Note in the form of Exhibit B, the average rate of interest per annum at which deposits in United States dollars are offered by the principal office of the Bank to prime banks in the London interbank market at 11:00 a.m. (London time) two Business Days prior to the date of such Note for the amount and term of such Note.

           "Maturity Date" means ____________________.

           "Note" means the promissory note of the Company substantially in the form of Exhibit A, B or C hereto, with appropriate insertions.

           "Prime Rate" means a fluctuating interest rate per annum as shall be in effect from time to time, which rate per annum is at all times equal to the higher of the (i) rate of interest announced publicly by the Bank in ________ ____________ from time to time as the Bank's ____________ rate and (ii) 1/2 of one percent per annum above the Federal Funds Rate from time to time.

           "Short-Term Debt" means the principal amount of indebtedness for borrowed money represented by a note or draft issued, renewed or guaranteed by the Company which has a maturity at the time of issuance, renewal or guarantee of not more than twelve months, exclusive of days of grace.

      Section 1.02. Loan; Pricing; and Borrowing Procedure. The Bank agrees, on the terms and conditions hereinafter set forth, to make a loan (the "Loan") to the Company on ____________ __, ____ (the "Loan Date") in an amount totaling $__________.

      The Loan shall bear interest from the Loan Date to the Maturity Date at one or more of the following interest rates per annum, as selected by the Company from time to time:

                (i) at a fixed interest rate for the term of each Note in the form of Exhibit A, such term to be designated by the Company at least three Business Days (as defined in Section 1.13) prior to the date of the relevant Note and such rate to be quoted by the Bank for the designated term and accepted by the Company; or

                (ii) at a rate per annum for the term of each Note in the form of Exhibit B, which shall be 1, 2, 3 or 6 months (such term to be selected by the Company at least three Business Days prior to the date of the relevant Note) equal to _____ of one percent (1.0%) per annum above the LIBO rate (the rate of _____ of 1% per annum above the LIBO rate is hereinafter called the "LIBO Rate"); or

                (iii) at a fluctuating rate per annum for the term of each Note in the form of Exhibit C, which shall mature on the Maturity Date, equal to the Prime Rate.

      The Company may, from time to time, change the pricing of the Loan (in whole or in part) from the LIBO Rate to the Prime Rate or from the Prime Rate to the LIBO Rate, and, in the case of the LIBO Rate, may continue such interest rate option (in whole or in part) for a subsequent period, in either case by giving the Bank at least three Business Days' notice thereof and by executing and delivering a new promissory note in the form of Exhibit B or C, as the case may be, with appropriate insertions, evidencing the changed or continued interest rate option. Each such notice (which, in the case of a notice requesting the LIBO Rate, shall be received by the Bank by _____ a.m., __________ time, at least three Business Days prior to the date of the proposed change or continuation), shall specify the date of the proposed change or continuation (which shall be a Business Day and, in the case of a change from, or continuation of, the LIBO Rate, shall be the maturity date of the outstanding
Note), whether the proposed interest rate is to be the Prime Rate or the LIBO Rate, and, in the case of a LIBO Rate, the term of the related Note.

      In addition, the Company may, from time to time, change the pricing of the Loan (in whole or in part) from the LIBO Rate or the Prime Rate, as the case may be, to a fixed interest rate for a term certain, and, in the case of a fixed rate, may continue such interest rate option, by (i) requesting a fixed interest rate option from the Bank for a term certain specified by the Company and (ii) agreeing to the fixed interest rate proposed by the Bank within the period that such proposal remains effective. The Company may only convert from the LIBO Rate to a fixed interest rate or continue a fixed interest rate on the maturity date of the outstanding Note.

      Each such notice given to the Bank by the Company pursuant to this Section
1.02 shall be irrevocable. In the event that the Company fails to deliver a proposed change or continuation notice prior to the third Business Day next preceding the maturity date of a Note in the form of Exhibit A or B, the interest rate on the Loan shall be converted on the maturity date of the outstanding Note in the form of Exhibit A or B into the Prime Rate.

      Section 1.03. Making the Loan. Not later than __________ (____________ time) on the Loan Date and upon fulfillment of the applicable conditions set forth in Section 2, the Bank will make the Loan available to the Company in same day funds at the Bank's address referred to in Section 6.02.

      Section 1.04. Optional Prepayments. The Company may prepay any Note in whole at any time or in part from time to time without premium or penalty, by giving at least 3 Business Days' notice to the Bank specifying the amount and date of the proposed prepayment. If notice is given as prescribed above, the principal amount of the Note which the Company proposes to prepay, together with accrued interest on such amount to the date of payment, shall become due and payable on the specified date of prepayment. Notwithstanding the foregoing, the Company shall have no right to prepay a Note in the form of Exhibit A, unless the Company pays the fee specified in Section 1.14 and shall have no right to prepay a Note in the form of Exhibit B prior to maturity of such Note.

      Section 1.05. Interest and Repayment. The Company shall repay the Loan in full on the last day of each March, June, September and December (the "Repayment Date") commencing on the first such date occurring on or after the Loan Date and shall pay interest on the unpaid principal amount of the Loan in accordance with one or more promissory notes of the Company (each, a "Note") executed and delivered by the Company from time to time to evidence the indebtedness resulting from the Loan. If the Loan or any part thereof bears interest at the fixed interest rate, the Note evidencing such amount shall be substantially in the form of Exhibit A, with appropriate insertions, and shall be dated the Loan Date or the date upon which the interest rate has been continued for a subsequent period at a fixed rate or has been changed into a fixed interest rate, as the case may be. If the Loan or any part thereof bears interest at the LIBO Rate, the Note evidencing such amount shall be substantially in the form of Exhibit B, with appropriate insertions, and shall be dated the Loan Date or the date upon which the interest rate has been continued for a subsequent period at the LIBO Rate or has been changed into the LIBO Rate, as the case may be. If the Loan or any part thereof bears interest at the Prime Rate, the Note evidencing such amount shall be substantially in the form of Exhibit C, with appropriate insertions, and shall be dated the Loan Date or the date upon which the interest rate has been changed into the Prime Rate, as the case may be.

      Section 1.06. Reborrowings. On each Repayment Date, the Company shall reborrow and the Bank shall relend the principal so paid, provided that:

      (a) No such reborrowing may be made on or after the Maturity Date and, after giving effect to each such reborrowing, the aggregate outstanding principal amount of the Loan shall not exceed the principal amount of the Loan outstanding immediately prior to the date of such reborrowing.

      (b) For purposes of this Section 1.06, any payment of principal of the Loan, or any portion thereof, represented by a Note in the form of Exhibit A pursuant to Section 1.05 hereof which (x) the Company is required to reborrow under this Section 1.06 on the date of such payment but does not reborrow on such date, or (y) the Company is not permitted to reborrow under this Section 1.06 on the date of such payment by reason of clause (c) below, shall be deemed a prepayment of the Loan prior to the Due Date (as defined in Section 1.14), and shall have the effect of a prepayment, subject to the prepayment provisions in Section 1.14. Any such payment which is so reborrowed shall not be deemed a prepayment of the Loan for purposes of Section 1.14.

      (c) After giving effect to such reborrowing, each of the representations and warranties of the Company set forth in Section 3.01 shall be true with the exceptions of Subsections 3.01(e) and (f) on and as of the date of such reborrowing, and no Event of Default or other event which, with the giving of notice or the lapse of time, or both, would constitute such an Event of Default shall have occurred and be continuing. Each reborrowing by the Company pursuant to this Section
           1.06 shall be deemed to be a representation and warranty by the Company as to such matters.

      Section 1.07. Additional Interest. The Company shall pay to the Bank, during the time that the Bank shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency liabilities (as defined in Regulation D of the Board of Governors of the Federal Reserve System as in effect from time to time), additional interest on the unpaid principal amount of each Note in the form of Exhibit B from the date of such Note until such principal amount is paid in full, payable on the due date of each interest payment for such Note, at an interest rate per annum equal at all times during the term of such Note to the excess of (i) the rate obtained by dividing the LIBO Rate for such Note by a percentage equal to 100% minus the reserve percentage applicable during the term of such Note under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or if more than one such percentage is so applicable, minus the daily average for such percentages for those days during which such percentage shall be so applicable) for determining the maximum reserve requirement (including, without limitation, any marginal reserve requirement) for the Bank in respect of liabilities or assets consisting of or including Eurocurrency liabilities over
(ii) the LIBO Rate for such Note.

      Section 1.08.  Increased Costs, etc.

       (a) If either (i) the introduction of or any change (including, without limitation, any change by way of imposition or increase of reserve requirements) in or in the interpretation of any law or regulation or (ii) the compliance by the Bank with any guideline or request from any central bank or other governmental authority (whether or not having the force of law), shall result in any increase in the cost to the Bank of making, funding or maintaining loans bearing interest at the LIBO Rate, then the Company shall from time to time, upon demand by the Bank, pay to the Bank additional amounts sufficient to indemnify the Bank against such increased cost. A certificate as to the amount of such increased cost (including calculations thereof in reasonable detail), submitted to the Company by the Bank, shall, in absence of manifest error, be conclusive.

      (b) If it shall become unlawful for the Bank to obtain funds in the London interbank market in order to fund or maintain loans bearing interest at the LIBO Rate or otherwise to perform their obligations hereunder with respect to any such loans, then, upon at least five Business Days' notice by the Bank to the Company the rate of interest on any portion of the Loan then bearing interest at the LIBO Rate shall thereupon be the Prime Rate, and the right of the Company to select the LIBO Rate shall thereupon terminate. In such event, the Company will execute and deliver a Note substantially in the form of Exhibit C, with appropriate insertions.

      (c) The Company shall indemnify the Bank against any loss or expense which the Bank may sustain or incur as a consequence of any default in payment or prepayment of the principal amount of any portion of the Loan bearing interest at the LIBO Rate.

      Section 1.09. Inability to Determine LIBO Rate. In the event that the Bank shall have determined that:

                (i) by reason of circumstances affecting the London interbank market generally, adequate and reasonable means do not exist for ascertaining the LIBO Rate with respect to a changed or continued interest rate option that the Company has requested be made bearing interest at the LIBO Rate; or

                (ii) the LIBO Rate will not adequately and fairly reflect the cost to the Bank of maintaining or funding a changed or continued interest rate option that the Company has requested be made bearing interest at the LIBO Rate, then, the Bank shall forthwith give prompt notice, confirmed in writing, of such determination to the Company, at least one Business Day prior to the date for such change or continuation. If such notice is given, the interest rate on such portion of the Loan shall be the Prime Rate and the Company shall execute and deliver to the Bank a Note substantially in the form of Exhibit C, with appropriate insertions.

      Section 1.10. Increased Capital. If the Bank determines (i) that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by the Bank or any corporation controlling the Bank or would have the effect of reducing the rate of return on the Bank's capital or on the capital of such corporation and (ii) that the amount of such capital is increased by or based upon, or such reduction is a consequence of the existence of, the Bank's commitment to lend hereunder and other commitments of this type or the Loan or any Note in the form of Exhibit B, then the Company shall, within ten days following demand therefor by the Bank, from time to time as specified by the Bank pay to the Bank additional amounts sufficient to compensate the Bank in the light of such circumstances, to the extent that the Bank reasonably determines such increase in capital or reduction in rate of return, as the case may be, to be allocable to the existence of the Bank's commitment to lend hereunder or the making or maintenance of its Loan or any Note in the form of Exhibit B. A certificate as to such amounts submitted to the Company by the Bank accompanied by an explanation of the basis therefor, shall constitute such demand and shall be conclusive and binding for all purposes, absent manifest error.

      Section 1.11. Assignments and Participations. The Bank may assign, or sell participations in, all or any part of the Loan to another bank or other entity, in which event (a) in the case of an assignment, upon notice thereof by the Bank to the Company and receipt by the Bank of the Company's written consent to such assignment, such consent not to be unreasonably withheld, the assignee shall have, to the extent of such assignment, the same rights and benefits as it would have if it were the Bank hereunder and (b) in the case of a participation, the participant shall not have any rights under this Agreement and the Notes (the participant's rights against the Bank in respect of such participation to be those set forth in the agreement(s) executed by the Bank in favor of the participant relating thereto) and all amounts payable by the Company under
Section 1 shall be determined as if the Bank had not sold such participation. The Bank may furnish any information concerning the Company in the possession of the Bank from time to time to assignees and participants (including prospective assignees and participants).

      Section 1.12. Payments and Computations. The Company shall make each payment hereunder and under an outstanding Note not later than 12:00 noon (New York Time) on the day when due in lawful money of the United States of America and in same day funds to the Bank at its address referred to in Section 6.02. The Company hereby authorizes the Bank, if and to the extent payment is not made when due hereunder or under an outstanding Note, to charge from time to time against the Company's account with the Bank any amount so due. All computations of interest under a Note shall be made by the Bank on the basis of a year of 365/366 days for the actual number of days (including the first day but excluding the last day) elapsed, except that interest under any Note in the form of Exhibit B shall be computed on the basis of a year of 360 days for the actual days elapsed.

      Section 1.13. Payment on Non-Business Days. Whenever any payment to be made hereunder or under a Note shall be stated to be due on a Saturday, a Sunday or a public or bank holiday or the equivalent for banks generally under the laws of the State of New York and, if the issuance or payment of a Note bearing interest at the LIBO Rate is involved, or a day on which banks in the London interbank market are not open for transactions in dollars (any other day being a "Business Day"), such payment may be made on the next succeeding Business Day, provided, however, that in the case of a Note in the form of Exhibit B, if such extension would cause such payment to be made in a new calendar month, such payment shall be made on the next preceding Business Day and such extension of time shall in such case be included in the computation of payment of interest. Any prepayments to the Bank on account of the principal of the Note shall be endorsed on the Note prior to any transfer by the Bank of the Note.

      Section 1.14.  Fee for Cancellation or Payment Prior to  Maturity Date.

      (a) For purposes of this Section 1.14, the following terms shall have the following meanings:

           "Due Date" means the Due Date (as defined in the outstanding Note in the form of Exhibit A which governs the Loan or the portion of the Loan being repaid).

           "Liquidation Rate" means one-quarter of the interest rate per annum equal to the latest three-week moving average of secondary market midafternoon quotations of yields to maturity of U.S. Treasury notes trading closest to par value and maturing on, or within three months of, the Due Date, such three-week moving average to be determined by the Bank on the Fee Determination Date on the basis of such yields reported by dealers of U.S. Treasury notes to and published by the Federal Reserve Bank of New York or, if such publication shall be suspended or terminated, on the basis of quotations of such yields received by the Bank from three New York dealers of U.S. Treasury notes of recognized standing.

           "Loan Rate" means one-quarter of the Fixed Rate (as defined in the outstanding Note in the form of Exhibit A which governs the Loan or the portion of the Loan being repaid).

           "Fee Determination Date" means the Loan Date, if the Loan has not been made on or before the Loan Date, and means the date prior to the Due Date on which the Company repays the Loan or any part thereof pursuant to
      Section 1.04 or otherwise, if the Loan has been made.

      (b) If the Company prepays the Loan or any part of it, which is then evidenced by a Note in the form of Exhibit A, prior to the Due Date (whether or not such prepayment is due to acceleration of the Loan pursuant to Section 5.01), the Company shall pay to the Bank a fee (as liquidated damages, and not as a penalty) equal to the sum of the present values, each determined at the Liquidation Rate, of the excess, if any, of (A) the sum of the quarterly interest payments on the principal amount of the Loan evidenced by a Note in the form of Exhibit A that is prepaid between the Fee Determination Date and the Due Date computed at the Loan Rate over (B) the sum of the quarterly interest payments on the principal amount of the Loan evidenced by a
           Note in the form of Exhibit A that is prepaid between the Fee Determination Date and the Due Date computed at the Liquidation Rate, such fee to be payable five Business Days after the Fee Determination Date, and such present value ("PV") to be calculated in accordance with the following formula:

      PV = (P x (R - T)) x [(1 - (1 + T)-n)/T]

where R = the Loan Rate;

       T = the Liquidation Rate;

       n = the number of quarters or any portion thereof from the Fee Determination Date to the Due Date; and

       P = the principal amount of the Loan being prepaid.


                 SECTION 2.  Conditions of Lending.
                             ---------------------

      Section 2.01. Conditions Precedent to the Loan. The obligation of the Bank to make the Loan on the Loan Date is subject to the conditions precedent that:

      (a) the Bank shall have received on or before the Loan Date the following, each dated such day, in form and substance satisfactory to the Bank:

                (i) One or more promissory notes duly executed by the Company, dated the Loan Date, in the form of one or more of the Notes appended hereto;

                (ii)  Certified  copies  of  the  resolutions  of the  Board  of
           Directors of the Company approving this Agreement and the transactions contemplated hereby, and of all documents evidencing other necessary corporate action and governmental approvals (including, without limitation, orders of the [state] Commission and Securities and Exchange Commission approving the transactions contemplated by this Agreement) with respect to this Agreement and the transactions contemplated hereby;

                (iii) A certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to sign this Agreement and the Notes and the other documents to be delivered hereunder;

                (iv) A favorable opinion of an attorney of the American Electric Power Service Corporation, counsel for the Company, as to matters referred to in Section 3.01 (except subsections (e) and (f) thereof) and as to such other matters as the Bank may reasonably request; and

      (b) on the Loan Date the following statements shall be true and the Bank shall have received a certificate signed by a duly authorized officer of the Company, dated the Loan Date, stating that:

               (i) The representations and warranties contained in Section 3.01 are correct on and as of the Loan Date as though made on and as of such date, and

               (ii) No event has occurred and is continuing, or would result from the Loan, which constitutes an Event of Default (as defined in Section 5.01 hereof) or would constitute an Event of Default but for the requirement that notice be given or time elapse or both; and

      (c) the Bank shall have received such other approvals, opinions or documents as the Bank may reasonably request.


             SECTION 3.  Representations and Warranties.
                         ------------------------------

      Section 3.01. Representations and Warranties of the Company. The Company represents and warrants as follows:

      (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction indicated at the beginning of this Agreement.

      (b) The execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (i) the Company's charter or by-laws or (ii) law or any contractual restriction binding on or affecting the Company.

      (c) No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Company of this Agreement or the transactions contemplated hereby, except for the authorizations of the [state] Commission and Securities and Exchange Commission, which authorizations have been duly obtained and are in full force and effect.

      (d) This Agreement is, and the Notes when delivered hereunder will be, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights in general, and except as the availability of the remedy of specific performance is subject to general principles of equity (regardless of whether such remedy is sought in a proceeding in equity or at law).

      (e) The balance sheet of the Company as at December 31, ____, and the related statement of income and retained earnings of the Company for the year then ended (the "Financial Statements"), copies of which have been furnished to the Bank, fairly present the financial condition of the Company as of such date and the results of the operations of the Company for the period ended on such date, all in accordance with generally accepted accounting principles consistently applied, and since December 31, ____, there has been no material adverse change in such condition or operations or in the business prospects of the Company.

      (f) There is no pending or threatened action or proceeding affecting the Company, except as otherwise disclosed in the Financial Statements or otherwise reported to the Bank prior to the date of this Agreement, before any court, governmental agency or arbitrator, which may materially adversely affect the financial condition, operations or business prospects of the Borrower.

      (g) No proceeds of the Loan will be used to acquire any security in any transaction which is subject to Section 13 or 14 of the Securities Exchange Act of 1934.

      (h) The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of the Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock.


                SECTION 4.  Covenants of the Company.
                            ------------------------

      Section 4.01. Affirmative Covenants. The Company covenants and agrees that during the term of this Agreement, and so long as any Note remains outstanding and unpaid, the Company will, unless the Bank shall otherwise consent in writing:

      (a) Compliance with Laws, Etc. Comply in all material respects with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent contested in good faith.

      (b) Reporting Requirements. Furnish to the Bank: (i) as soon as available and in any event within 90 days after the end of each of the first three quarters of each fiscal year of the Company, the balance sheet of the Company as of the end of each such quarter and the statement of income and retained earnings of the Company for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, certified by the chief financial officer of the Company; (ii) as soon as available and in any event within 130 days after the end of each fiscal year of the Company, a copy of the annual report for each such year, containing financial statements for such year certified in a manner acceptable to the Bank by Deloitte & Touche LLP or another independent public accountant of recognized standing; and (iii) such other information respecting the condition or operations, financial or otherwise, of the Company as the Bank may from time to time reasonably request.

      (c) Notices. Promptly give notice to the Bank of (a) any litigation affecting the Company in which the amount involved is $____________ or more and is not covered by insurance and (b) the occurrence of each Event of Default and each event which, with notice or lapse of time or both, would constitute an Event of Default.

      (d) Maintenance of Corporate Existence; Etc. Preserve and maintain its corporate existence in the jurisdiction of its incorporation (except as provided in Section 4.02(c)) and the rights, franchises and privileges necessary for the ordinary conduct of its business, maintain its properties and assets in good working order and condition and maintain, with respect to its properties and assets and its business, insurance with financially sound and reputable insurers against loss or damage of the kinds and in the amounts customarily carried under similar circumstances by other corporations engaged in the same or similar businesses and similarly situated. Notwithstanding the provisions of the foregoing sentence, however, the Company may self-insure by deductible provisions in a prudent amount with respect to each loss.

      Section 4.02. Negative Covenants. The Company covenants and agrees that during the term of this Agreement, and so long as any Note remains outstanding and unpaid, it will not, without the written consent of the Bank:

      (a) Limitation on Liens, Etc. Create, incur, assume or suffer to be created, incurred, assumed, or to exist, any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature (all of the foregoing being hereinafter referred to in this Section as "liens") upon or with respect to any of its property or assets, whether now owned or hereafter acquired, except that the foregoing restrictions shall not apply to:

                (i) the lien of the Indenture dated as of _________________ between the Company and ____________________, as Trustee, as supplemented and amended, and "Permissible Encumbrances" as therein defined;

                (ii) liens for taxes, assessments or governmental charges or levies not yet delinquent or being contested in good faith by appropriate proceedings;

                (iii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings;

                (iv) liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of or compliance with statutory obligations, tenders, bids, leases, surety and appeal bonds, performance and return-of-money bonds and other similar obligations (other than obligations for the payment of borrowed money);

                (v) any judgment lien, unless the judgment it secures shall not, within sixty days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within sixty days after the expiration of any such stay;

                (vi) liens on any property acquired, constructed or improved by the Company after the date of this Agreement, or liens on any property existing at the time of the acquisition thereof, provided that the lien shall not apply to any property theretofore owned by the Company other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

                (vii) liens incidental to the conduct of the Company's business or the ownership of its property and assets, which were not incurred in connection with the borrowing of money or the obtaining of credit, none of which materially interferes with the Company's use and operation of its properties and assets or detracts from the value thereof; and

                (viii)liens for the sole purpose of extending, renewing or replacing in whole or in part the indebtedness secured by any lien referred to in the foregoing clauses (i) and (vi) or in this clause
           (viii); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced (and any improvements on such property).

      (b) Limitations on Borrowing. Create or incur any indebtedness for borrowed money (other than Short-Term Debt in an aggregate principal amount not exceeding the greater of 10% of the Capitalization of the Company, excluding Short-Term Debt, or such other amount as shall be approved by the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935) if, immediately after the creation or incurring of such indebtedness and the application of the proceeds thereof, if any, the total principal amount of all indebtedness of the Company for borrowed money (other than Short-Term Debt to the extent specified above) shall at any time exceed 65% of the Capitalization of the Company.

      (c) Limitation on Mergers. Merge into or consolidate with any corporation or other entity, or permit any corporation or other entity to merge into or consolidate with it, or sell or otherwise dispose of all or substantially all of its assets to any other corporation or entity, if, in any such case, (a) the indebtedness of such successor corporation or entity (whether or not the Company) for borrowed money would exceed the amount permitted by Section 4.02(b) hereof, or (b) such successor corporation or entity (if other than the Company) shall fail to assume the obligations of the Company under any outstanding Note and to subject itself to the terms of this Agreement.

      (d) Limitation on Plan Withdrawals or Terminations. Permit any employee benefit pension plan (other than a multiemployer plan of the United Mine Workers of America) with respect to which the Company may have any liability to terminate, or withdraw from such a plan, while there shall exist a deficiency of more than $50,000,000 in plan assets available to satisfy the benefits guaranteeable under the Employee Retirement Income Security Act of 1974, as amended, with respect to such plan.


                   SECTION 5.  Events of Default.
                               -----------------

      Section 5.01. Events of Default. If any of the following events ("Events of Default") shall occur and be continuing:

      (a) The Company shall fail to pay the principal of, or any installment of interest on, any outstanding Note when due or shall fail to pay any other amounts payable under this Agreement when due; or

      (b) Any representation or warranty made by the Company herein or by the Company (or any of its officers) in connection with this Agreement shall prove to have been incorrect in any material respect when made; or

      (c) The Company shall fail to perform or observe any other term, covenant or agreement contained in this Agreement on its part to be performed or observed and any such failure shall remain unremedied for 10 days after written notice thereof shall have been given to the Company by the Bank; or

      (d) The Company shall fail to pay the principal of, or interest on, any obligation of the Company for borrowed money (other than under this Agreement and any outstanding Note) when due, whether by acceleration, by required prepayment or otherwise, for a period longer than any period of grace provided in such obligation, or fail to perform any other term, condition or covenant contained in any such obligation, the effect of which is to cause, or to permit the holder of such obligation or others on its behalf to cause, such obligation then to become due prior to its stated maturity, unless such failure shall have been cured or effectively waived; or

      (e) The Company shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property; or the Company shall take any corporate action to authorize any of the actions set forth above in this subsection (e); or

     (f) All of the Common Stock, other than directors' qualifying shares, of the Company, or of any successor corporation or entity, shall not be owned, directly or indirectly, by American Electric Power Company, Inc., or a successor thereto;

then, and in any such event, the Bank may, by notice to the Company, (i) declare its obligation to make the Loan to be terminated, whereupon the same shall forthwith terminate, and (ii) declare any outstanding Note or Notes, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon such Note or Notes, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Company.

                     SECTION 6.  Miscellaneous.
                                 -------------

      Section 6.01. Amendments, Etc. No amendment or waiver of any provision of this Agreement or any Note, nor consent to any departure by the Company therefrom, shall in any event be effective unless the same shall be in writing and signed by the Bank and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

      Section 6.02. Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including telegraphic communication) and mailed or telegraphed or delivered, if to the Company, at its address at 1 Riverside Plaza, Columbus, Ohio 43215, Attention: A. A. Pena; and if to the Bank, at its address at ____________________________________ or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed or telegraphed, be effective when deposited in the mails or delivered to the telegraph company, respectively, addressed as aforesaid.

      Section 6.03. No Waiver; Remedies. No failure on the part of the Bank to exercise, and no delay in exercising, any right hereunder or under any Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder or under any Note preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

      Section 6.04. Right of Set-Off. Upon the occurrence and during the continuance of any Event of Default the Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Bank to or for the credit or the account of the Company against any and all of the obligations of the Company now or hereafter existing under this Agreement and any Note, irrespective of whether or not the Bank shall have made any demand under this Agreement or any Note and although such obligations may be unmatured. The Bank agrees promptly to notify the Company after any such set-off and application, provided that the failure to give such notice shall not affect the validity to such set-off and application. The rights of the Bank under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Bank may have.

      Section 6.05. Binding Effect; Governing Law. This Agreement shall be binding upon and inure to the benefit of the Company and the Bank and their respective successors and assigns, except that the Company shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Bank. This Agreement and any Notes shall be governed by, and construed in accordance with, the laws of the State of __________.

      Section 6.06. Costs, Expenses and Taxes. The Company agrees to pay or reimburse the Bank for the payment of (i) all reasonable out-of-pocket expenses of the Bank, including attorneys' fees, arising in connection with the enforcement or preservation of any rights under this Agreement and any Note, and
(ii) any and all present and future stamp and other taxes (including interest and penalties, if any) which may be assessed or payable in respect of any Note, or of any modification of any Note, or of this Agreement.

           IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                               ------------------------


                               By:___________________________
                                    Treasurer


                               ------------------------


                               By:___________________________
                                    Treasurer


FIXED RATE                                          EXHIBIT A

                           PROMISSORY NOTE


$____________                       Dated:__________, __ ____



      FOR VALUE RECEIVED, the undersigned, ____________________, an ____________
corporation (the "Borrower"), hereby promises to pay to the order of ____________________ (the "Bank"), the principal sum of ________________ Dollars
($__________) on ____________ __, ____ (the "Due Date"),  together with interest on the principal amount remaining unpaid hereunder from time to time outstanding from the date hereof until said principal sum shall be paid in full, payable ____________ __,____ during the term hereof and on the Due Date, at a rate of interest per annum equal at all times to ____% per annum (the "Fixed Rate"). Any amount of principal hereof which is not paid when due, whether at stated maturity, by acceleration or otherwise, shall bear interest from the day when due until said principal amount is paid in full, payable on demand, at a rate of interest per annum equal at all times to one percent (1%) over the Fixed Rate. Interest shall be computed on the basis of a year consisting of 365 or 366 days, as the case may be, for the actual number of days elapsed.

      Both principal and interest are payable in lawful money of the United States of America and in same day funds to the Bank at ________________________.

      This Note evidences indebtedness incurred under a Term Loan Agreement dated as of ____________ __, ____, between the Borrower and the Bank (the "Agreement"), as the same may be amended, modified or supplemented from time to time, and is entitled to the benefits thereof. The Agreement, among other things, contains provisions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for the payment of a fee in the event of repayment of principal hereof prior to the Due Date hereof upon the terms and conditions therein specified.


                               -------------------------------


                               By:_____________________________
                               Title:


LIBO RATE                                                EXHIBIT B



                           PROMISSORY NOTE


$____________                       Dated:  __________ __, ____



      FOR VALUE RECEIVED, the undersigned,  _____________________, an __________
corporation (the "Borrower"), hereby promises to pay to the order of ____________________ (the "Bank"), the principal sum of ________________ Dollars
($____________)  on  ____________  __,  ____,  and to pay interest on the unpaid principal amount hereof from the date hereof as provided below. For Notes with a term greater than three months, interest on the unpaid principal amount shall be payable quarterly on the last day of March, June, September and December prior to, and at maturity hereof; for Notes with a term of three months or less, interest on the unpaid principal amount shall be payable at maturity only; in all cases, without exception, interest on the unpaid principal amount shall be payable after such maturity on demand. Said interest shall be: (i) prior to the maturity hereof, at a rate per annum equal to _____% (the "Rate"), and (ii) from the maturity hereof (whether by acceleration or otherwise), at a rate per annum equal at all times to the sum of 1% plus the Rate until payment in full. Interest shall be computed on the basis of a year consisting of 360 days for the actual number of days elapsed.

      Both principal and interest are payable in lawful money of the United States of America in immediately available funds to the Bank at ______________.

      This Note evidences indebtedness incurred under a Term Loan Agreement dated as of ____________ __, ____, between the Borrower and the Bank (the "Agreement"), as the same may be amended, modified or supplemented from time to time, and is entitled to the benefits thereof. The Agreement, among other things, contains provisions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for optional and mandatory prepayments of principal prior to the maturity hereof.

                               -------------------------------


                               By:_________________________
                               Title:


PRIME RATE                                          EXHIBIT C


                           PROMISSORY NOTE


$____________                       Dated:  ____________ __, ____



      FOR VALUE RECEIVED, the undersigned,  ____________________,  an __________
corporation (the "Borrower"), hereby promises to pay to the order of ____________________ (the "Bank"), the principal sum of ________________ Dollars
($____________)  on  ____________  __,  ____,  and to pay interest on the unpaid principal amount hereof from the date hereof as provided below. Interest on the unpaid principal amount shall be payable quarterly on the last day of March, June, September and December prior to and, at the maturity hereof (whether by acceleration or otherwise), and after such maturity on demand. Said interest shall be: (i) prior to the maturity hereof, at a fluctuating rate per annum equal at all times to the Prime Rate (the "Prime Rate") as defined in the Term Loan Agreement dated as of ____________ __, ____ between the Borrower and the Bank (the "Agreement"); and (ii) from the maturity hereof (whether by acceleration or otherwise), at a fluctuating rate per annum equal at all times to 1% plus the Prime Rate until payment in full. Any change in the interest rate hereon resulting from a change in the Prime Rate shall be effective as of the opening of business on the date of such change in the Prime Rate. Interest shall be computed on the basis of a year consisting of 365 or 366 days, as the case may be, for the actual number of days elapsed.

      Both principal and interest are payable in lawful money of the United States of America in immediately available funds to the Bank at _______________.

      This Note evidences indebtedness incurred under the Agreement, as the same may be amended, modified or supplemented from time to time, and is entitled to the benefits thereof. The Agreement, among other things, contains provisions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for optional and mandatory prepayments of principal prior to the maturity hereof.

                               ------------------------


                          By:_________________________
                               Title:



                                                                    Exhibit B-2



                     [Company Name and Address]


                                          As of      [Date]
                                                ----------------


[Purchaser(s)]
[Address]


Gentlemen:

      The undersigned, (herein called the "Company"), hereby agrees with you as follows:

      1. Authorization of Issue of Notes. The Company will authorize the issue of its promissory notes (herein called the "Notes") in the aggregate principal amount of $__________, to be dated the date of issue thereof, to mature ____________ __, ____, to bear interest on the unpaid balance thereof from the date thereof until the principal thereof shall have become due and payable at the rate of _____% per annum and on overdue principal, premium and interest at the rate specified therein, and to be substantially in the form of Exhibit A attached hereto. The term "Notes" as used herein shall include each Note delivered pursuant to any provision of this Agreement and each Note delivered in substitution or exchange for any such Note pursuant to any such provision.

      2. Purchase and Sale of Notes. The Company hereby agrees to sell to you and, subject to the terms and conditions herein set forth, you agree to purchase from the Company the aggregate principal amount of Notes set forth opposite your name in the Purchaser Schedule attached hereto at 100% of such aggregate principal amount. The Company will deliver to you, at the offices of ___________ ________________________________________________________, one or more Notes registered in your name, evidencing the aggregate principal amount of Notes to be purchased by you and in the denomination or denominations specified with respect to you in the Purchaser Schedule attached hereto, against payment of the purchase price thereof by transfer of immediately available funds for credit to
the          Company's           account           #_______________           at
_______________________________________________________________   on  or  before
12:00 noon (New York City Time) on the date of closing, which shall be ___________________, or any other time, or any other date on or before
___________________, upon which the Company and you may mutually agree (herein called the "closing" or the "date of closing").

      3. Conditions of Closing. Your obligation to purchase and pay for the Notes to be purchased by you hereunder is subject to the satisfaction, on or before the date of closing, of the following conditions:

           A. Opinion of Company's Counsel. You shall have received from counsel for the Company, which may be an attorney employed by American
      Electric Power Service Corporation, an affiliate of the Company, an opinion substantially in the form of Exhibit B attached hereto.

           B. Representations and Warranties; No Default. The representations and warranties contained in paragraph 8 shall be true on and as of the date of closing, except to the extent of changes caused by the transactions herein contemplated; there shall exist on the date of closing no Event of Default or Default; and the Company shall have delivered to you an Officer's Certificate, dated the date of closing, to both such effects.

           C. Purchase Permitted By Applicable Laws. The purchase of and payment for the Notes to be purchased by you on the date of closing on the terms and conditions herein provided (including the use of the proceeds of such Notes by the Company) shall not violate any applicable law or governmental regulation (including, without limitation, section 5 of the Securities Act or Regulation G, T or X of the Board of Governors of the Federal Reserve System) and shall not subject you to any tax, penalty, liability or other onerous condition under or pursuant to any applicable law or governmental regulation, and you shall have received such certificates or other evidence as you may request to establish compliance with this condition.

           D. Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to you, and you shall have received all such counterpart originals or certified or other copies of such documents as you may reasonably request.

      4. Prepayments. The Notes shall be subject to prepayment under the circumstances set forth in paragraph 4A.

           A. Optional Prepayment With Yield-Maintenance Premium. The Notes shall be subject to prepayment, in whole at any time or from time to time in part (in integral multiples of $1,000,000), at the option of the Company, at 100% of the principal amount so prepaid plus interest thereon to the prepayment date and the Yield-Maintenance Premium, if any, with respect to each Note. If the Company and the holder of any Note shall prior to the prepayment date designate in writing a different premium, the premium so designated shall be payable on the prepayment date in lieu of the Yield-Maintenance Premium with respect to such Note.

           B. Notice of Optional Prepayment. The Company shall give the holder of each Note irrevocable written notice of any prepayment pursuant to paragraph 4A not less than 3 Business Days prior to the prepayment date, specifying such prepayment date and the principal amount of the Notes, and of the Notes held by such holder, to be prepaid on such date and stating that such prepayment is to be made pursuant to paragraph 4A. Notice of prepayment having been given as aforesaid, the principal amount of the Notes specified in such notice, together with interest thereon to the prepayment date and together with the premium, if any, herein provided, shall become due and payable on such prepayment date.

           C. Partial Payments Pro Rata. Upon any partial prepayment of the Notes, the principal amount so prepaid shall be allocated to all Notes at the time outstanding in proportion to the respective outstanding principal amounts thereof.

           D. Retirement of Notes. The Company shall not prepay or otherwise retire in whole or in part prior to their stated final maturity (other than by prepayment pursuant to paragraph 4A or upon acceleration of such final maturity pursuant to paragraph 7A), or purchase or otherwise acquire, directly or indirectly, Notes held by any holder unless the Company shall have offered to prepay or otherwise retire or purchase or otherwise acquire, as the case may be, the same proportion of the aggregate principal amount of Notes held by each other holder of Notes at the time outstanding upon the same terms and conditions. Any Notes so prepaid or otherwise retired or purchased or otherwise acquired by the Company shall not be deemed to be outstanding for any purpose under this Agreement.

      5.   Affirmative Covenants.

           A. Information. The Company covenants that it will deliver to each Significant Holder (i) as soon as available and in any event within ninety (90) days after the end of each of the first three (3) quarters of each fiscal year of the Company, the balance sheet of the Company as of the end of each such quarter and the statement of income and retained earnings of the Company for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, certified by the chief financial officer of the Company; (ii) as soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, a copy of the annual report for each such year, containing financial statements for such year certified by Deloitte & Touche LLP or another independent public accountant of recognized standing; and (iii) such other information respecting the condition or operations, financial or otherwise, of the Company as any Significant Holder may from time to time reasonably request.

           B. Compliance with Laws. The Company covenants that it shall comply in all material respects with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before the same become delinquent, all taxes, assessments and governmental charges imposed upon it or any of its properties, except to the extent contested in good faith.

           C. Notices. The Company covenants that it shall give notice to each Significant Holder of any litigation affecting the Company in which the amount involved is $ or more and is not covered by insurance. The Company also covenants that forthwith upon obtaining knowledge of an Event of Default or Default, it will deliver to each Significant Holder an Officer's Certificate specifying the nature and period of existence thereof and what action the Company proposes to take with respect thereto.

           D. Insurance. The Company covenants that it shall maintain, with respect to its properties, assets and business, insurance with financially sound and reputable insurers against loss or damage of the kinds and in the amounts customarily carried under similar circumstances by other corporations engaged in the same or similar businesses and similarly situated; provided, however, that the Company may self-insure pursuant to deductible provisions which are prudent in amount.

      6.   Negative Covenants.

           A. Lien, Debt and Other Restrictions. The Company covenants that so long as any Note shall remain outstanding and unpaid it will not:

                (i) Limitation on Liens, Etc. Create, incur, assume or suffer to be created, incurred, assumed, or to exist, any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature (all of the foregoing being hereinafter referred to in this subparagraph as "liens") upon or with respect to any of its property or assets, whether now owned or hereafter acquired, except that the foregoing restrictions shall not apply to:

                     (a) [lien(s) of existing First Mortgage Indenture[s], as amended and supplemented and as to be amended and supplemented] and "Excepted Encumbrances" as therein defined;

                     (b) liens for taxes, assessments or governmental charges or levies not yet delinquent or being contested in good faith by appropriate proceedings;

                     (c) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings;

                     (d) liens incurred or deposits made in the ordinary  course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of or compliance with statutory obligations, tenders, bids, leases, surety and appeal bonds, performance and return-of-money bonds and other similar obligations (other than obligations for the payment of borrowed money);

                     (e) any judgment lien, unless the judgment it secures shall not, within sixty (60) days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within sixty (60) days after the expiration of any such stay;

                     (f) liens on any property acquired, constructed or improved by the Company after the date of this Agreement, or liens on any property existing at the time of the acquisition thereof, provided that the lien shall not apply to any property theretofore owned by the Company other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

                     (g) liens incidental to the conduct of the Company's business or the ownership of its property and assets, which were not incurred in connection with the borrowing of money or the obtaining of credit, none of which materially interferes with the Company's use and operation of its properties and assets or detracts from the value thereof; and

                     (h) liens for the sole  purpose of  extending,  renewing or replacing in whole or in part the indebtedness secured by any lien referred to in the foregoing clauses (a) and (f) or in this clause (h); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced (and any improvements on such property).

                (ii) Limitations on Borrowing. Create or incur any indebtedness for borrowed money (other than Short-Term Debt in an aggregate principal amount not exceeding the greater of ten percent (10%) of the Capitalization of the Company, excluding Short-Term Debt, or such other amount as shall be approved by the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of
           1935) if, immediately after the creation or incurring of such indebtedness and the application of the proceeds thereof, if any, the total principal amount of all indebtedness of the Company for borrowed money (other than Short-Term Debt to the extent specified above) shall at any time exceed sixty-five percent (65%) of the Capitalization of the Company.

                (iii) Limitation on Mergers. Merge into or consolidate with any corporation or other entity, or permit any corporation or other entity to merge into or consolidate with it, or sell or otherwise dispose of all or substantially all of its assets to any other corporation or entity, if, in any such case, (a) the indebtedness of such successor corporation or entity (whether or not the Company) for borrowed money would exceed the amount permitted by subparagraph 6A(ii) hereof, or (b) such successor corporation or entity (if other than the Company) shall fail to assume the obligations of the Company under the Notes and to subject itself to the terms of this Agreement.

      7.   Events of Default.

           A. Acceleration. If any of the following events shall occur and be continuing:

                (i) The Company shall fail to pay the principal of, or any installment of interest on, any Note when due or shall fail to pay any other amounts payable under this Agreement when due;

                (ii) Any representation or warranty made by the Company herein or by the Company (or any of its officers) in connection with this Agreement shall prove to have been incorrect in any material respect when made;

                (iii) The Company shall fail to perform or observe any other term, covenant or agreement contained in this Agreement on its part to be performed or observed and any such failure shall remain unremedied for ten (10) days after written notice thereof shall have been given to the Company by the Required Holders;

                (iv) The Company shall fail to pay the principal of, or interest on, any obligation of the Company for borrowed money (other than under this Agreement and the Notes) when due, whether by acceleration, by required prepayment or otherwise, for a period longer than any period of grace provided in such obligation, or fail to perform any other term, condition or covenant contained in any such obligation, the effect of which is to cause, or to permit the holder of such obligation or others on its behalf to cause, such obligation then to become due prior to its stated maturity, unless such failure shall have been cured or effectively waived;

                (v) The Company shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property; or the Company shall take any corporate action to authorize any of the actions set forth above in this clause (v);

                (vi) All of the Common Stock, other than directors' qualifying shares, of the Company, or of any successor corporation or entity, shall not be owned, directly or indirectly, by American Electric Power Company, Inc., or a successor thereto; or

                (vii) With respect to any employee benefit plan as to which the Company may have any liability, there shall exist a deficiency of more than $ in the plan assets available to satisfy the benefits guaranteeable under ERISA with respect to such plan, and steps are undertaken to terminate such plan or such plan is terminated or the Company withdraws from or institutes steps to withdraw from such plan;

      then (a) if such event is an Event of Default specified in clause (v) of this paragraph 7A with respect to the Company, all of the Notes at the time outstanding shall automatically become immediately due and payable at par together with interest accrued thereon, without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Company, and (b) if such event is any other Event of Default, the Required Holder(s) may at its or their option, by notice in writing to the Company, declare all of the Notes to be, and all of the Notes shall thereupon be and become, immediately due and payable together with interest accrued thereon and together with the Yield-Maintenance Premium, if any, with respect to each Note, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company, provided that the Yield-Maintenance Premium, if any, with respect to each Note shall be due and payable upon such declaration only if (x) such event is an Event of Default specified in any of clauses (i) to (iv), inclusive, and (vi) and (vii) of this paragraph 7A, (y) the Required Holder(s) shall have given to the Company, at least ten (10) Business Days before such declaration, written notice stating its or their intention so to declare the Notes to be immediately due and payable and identifying one or more such Events of Default whose occurrence on or before the date of such notice permits such declaration, and (z) one or more of the Events of Default so identified shall be continuing at the time of such declaration.

           B. Other Remedies. If any Event of Default or Default shall occur and be continuing, the holder of any Note may proceed to protect and enforce its rights under this Agreement and such Note by exercising such remedies as are available to such holder in respect thereof under applicable law, either by suit in equity or by action at law, or both, whether for specific performance of any covenant or other agreement contained in this Agreement or in aid of the exercise of any power granted in this Agreement. No remedy conferred in this Agreement upon the holder of any
      Note is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy conferred herein or now or hereafter existing at law or in equity or by statute or otherwise.

      8. Representations, Covenants and Warranties. The Company represents, covenants and warranties:

           A. Organization. The Company is a corporation duly organized and existing in good standing under the laws of the State of _______ and the Company has the corporate power to own its property and to carry on its business as now being conducted.

           B.   Financial Statements.  The Company has furnished you:

                (i) a balance sheet of the Company as at December 31, ____, and a statement of income and statement of changes in cash flows of the Company for the year then ended all certified by Deloitte & Touche LLP and (ii) a balance sheet of the Company as at________ and a statement of income and statement of changes in cash flows for the three-month period ended on such date, prepared by the Company. Such financial statements (including any related schedules and/or notes) have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods involved (subject, as to interim statements, to changes resulting from year-end adjustments). The balance sheets fairly present the condition of the Company as at the dates thereof, and the statements of income and statements of changes in cash flows fairly present the results of the operations of the Company for the periods indicated. There has been no material adverse change in the condition of the Company since __________.

           C. Actions Pending. Except as disclosed in the Company's Report on Form 10-K for the year ended December 31, ____, and Reports on Form 10-Q for the quarters ended ____________, or otherwise reported to you prior to the date of this Agreement, there is no action, suit or proceeding pending or, to the knowledge of the Company, threatened against the Company or any properties or rights of the Company by or before any court, arbitrator or administrative or governmental body which might result in any material adverse change in the condition of the Company.

           D. Corporate Authorization; No Conflict. The execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene
      (i) the Company's charter or by-laws or (ii) law or any contractual restriction binding on or affecting the Company.

           E. Government Consent. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Company of this Agreement or any Note, except for the authorizations of _______________________________________, which authorizations have been duly obtained and are in full force and effect.

           F. Offering of Notes. Neither the Company nor any agent acting on its behalf has, directly or indirectly, offered the Notes or any similar security of the Company for sale to, or solicited any offers to buy the Notes or any similar security of the Company from, or otherwise approached or negotiated with respect thereto with, any Person other than institutional investors, and neither the Company nor any agent acting on its behalf has taken or will take any action which would subject the issuance or sale of the Notes to the provisions of section 5 of the Securities Act.

           G. Regulation G, Etc. The Company will not, directly or indirectly, use any of the proceeds of the sale of the Notes for the purpose, whether immediate, incidental or ultimate, of buying a "margin stock" or of maintaining, reducing, or retiring any indebtedness originally incurred to purchase a stock that is currently a "margin stock", or for any other purpose which might constitute this transaction a "purpose credit", in each case within the meaning of Regulation G of the Board of Governors of the Federal Reserve System (12 C.F.R. 207, as amended) or otherwise take or permit to be taken any action which would involve a violation of such Regulation G or of Regulation X (12 C.F.R. 224, as amended) or any other regulation of such Board. No indebtedness being reduced or retired out of the proceeds of the sale of the Notes was incurred for the purpose of purchasing or carrying any such "margin stock".

           H. ERISA. No accumulated funding deficiency (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, exists with respect to any plan (other than a multiemployer plan). No liability to the Pension Benefit Guaranty Corporation has been or is expected by the Company to be incurred with respect to any plan (other than a multiemployer plan) by the Company which is or would be materially adverse to the Company. The Company neither has incurred nor presently expects to incur any withdrawal liability under Title IV of ERISA with respect to any multiemployer plan which is or would be materially adverse to the Company. The execution and delivery of this Agreement and the issuance and sale of the Notes will not involve any transaction which is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975 of the Code. The representation by the Company in the next preceding sentence is made in reliance upon and subject to the accuracy of your representation in paragraph 9 as to the source of the funds to be used to pay the purchase price of the Notes to be purchased by you. For the purpose of this paragraph 8H, the term "Code" shall mean the Internal Revenue Code of 1986, as amended; the term "plan" shall mean an "employee pension benefit plan" (as defined in section 3 of ERISA) which is or has been established or maintained, or to which contributions are or have been made, by the Company or by any trade or business, whether or not incorporated, which, together with the Company, is under common control, as described in section 414(b) or (c) of the Code; and the term "multiemployer plan" shall mean any plan which is a "multiemployer plan" (as such term is defined in section 4001(a)(3) of ERISA).

           I. Investment Company Act. The Company is not an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

      9. Representations of the Purchaser. You represent, and in making this sale to you it is specifically understood and agreed, that you are not acquiring the Notes to be purchased by you hereunder with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act, provided that the disposition of your property shall at all times be and remain within your control. You also represent that no part of the funds being used by you to pay the purchase price of the Notes being purchased by you hereunder constitutes assets allocated to any separate account maintained by you. For the purpose of this paragraph 9, the term "separate account" shall have the meaning specified in section 3 of ERISA.

      10. Definitions. For the purpose of this Agreement, the terms defined in the text of any paragraph shall have the respective meanings specified therein, and the following terms shall have the meanings specified with respect thereto below:

           A.   Yield-Maintenance Terms.

                "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

                "Called Principal" shall mean, with respect to any Note, the principal of such Note that is to be prepaid pursuant to paragraph 4A (any partial prepayment being applied in satisfaction of required payments of principal in inverse order of their scheduled due dates) or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

                "Discounted Value" shall mean, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on a semiannual basis) equal to the Reinvestment Yield with respect to such Called Principal.

                "Reinvestment Yield" shall mean, with respect to the Called Principal of any Note, the yield to maturity implied by (i) the yields reported, as of 10:00 AM (New York City Time) on the Business Day next preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page 678" on the Telerate Service (or such other display as may replace Page 678 on the Telerate Service) for actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or if such yields shall not be reported as of such time or the yields reported as of such time shall not be ascertainable, (ii) the Treasury Constant Maturity Series yields reported, for the latest day for which such yields shall have been so reported as of the Business Day next preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield shall be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between reported yields.

                "Remaining Average Life" shall mean, with respect to the Called Principal of any Note, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into
           (ii) the sum of the products obtained by multiplying (a) each Remaining Scheduled Payment of such Called Principal (but not of interest thereon) by (b) the number of years (calculated to the nearest one-twelfth year) which will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

                Remaining Scheduled Payments" shall mean, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due on or after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date.

                "Settlement Date" shall mean, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to paragraph 4A or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

                "Yield-Maintenance Premium" shall mean, with respect to any Note, a premium equal to the excess, if any, of the Discounted Value of the Called Principal of such Note over the sum of (i) such Called Principal plus (ii) interest accrued thereon as of (including interest due on) the Settlement Date with respect to such Called Principal. The Yield-Maintenance Premium shall in no event be less than zero.

           B.   Other Terms.

                "Capitalization" of the Company shall mean, as of any particular time, an amount equal to the sum of the total principal amount of all indebtedness for borrowed money, secured or unsecured, of the Company then outstanding (whether or not such indebtedness matures, pursuant to the instrument by which such indebtedness shall be created or incurred, within twelve months after such particular time) and the aggregate of the par value of, or stated capital represented by, the outstanding shares of all classes of stock and of the surplus of the Company, paid in, earned and other, if any.

                "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                "Event of Default" shall mean any of the events specified in paragraph 7A, provided that there has been satisfied any requirement in connection with such event for the giving of notice, or the lapse of time, or the happening of any further condition, event or act, and "Default" shall mean any of such events, whether or not any such requirement has been satisfied.

                "Officer's Certificate" shall mean a certificate signed in the name of the Company by its Chairman of the Board, Vice Chairman, President, one of its Vice Presidents or its Treasurer.

                "Required Holder(s)" shall mean the holder or holders of at least 66 2/3% of the aggregate principal amount of the Notes from time to time outstanding.

                "Securities Act" shall mean the Securities Act of 1933, as amended.

                "Short-Term Debt" shall mean the principal amount of indebtedness for borrowed money represented by a note or draft issued, renewed or guaranteed by the Company which has a maturity at the time of issuance, renewal or guarantee of not more than twelve months, exclusive of days of grace.

                "Significant Holder" shall mean (i) you, so long as you shall hold (or be committed under this Agreement to purchase) any Note, or
           (ii) any other holder of at least 10% of the aggregate principal amount of the Notes from time to time outstanding.

                "Transferee" shall mean any direct or indirect transferee of all or any part of any Note purchased by you under this Agreement.

      11.  Miscellaneous.

           A. Note Payments. The Company agrees that, so long as you shall hold any Note, it will make payments of principal thereof and premium, if any, and interest thereon, which comply with the terms of this Agreement, by wire transfer of immediately available funds for credit to your account or accounts as specified in the Purchase Schedule attached hereto, or such other account or accounts in the United States as you may designate in writing, notwithstanding any contrary provision herein or in any Note with respect to the place of payment. You agree that, before disposing of any Note, you will make a notation thereon (or on a schedule attached thereto) of all principal payments previously made thereon and of the date to which interest thereon has been paid. The Company agrees to afford the benefits of this paragraph 11A to any Transferee which shall have made the same agreement as you have made in this paragraph 11A.

           B. Costs, Expenses and Taxes. The Company agrees to pay or reimburse you for the payment of (i) all reasonable out-of-pocket expenses, including reasonable attorneys' fees, arising in connection with the enforcement or preservation of any rights under this Agreement and any Note, and (ii) any and all present and future stamp and other taxes (including interest and penalties, if any) which may be assessed or payable in respect of any Note, or of any modification of any Note, or of this Agreement other than in connection with any transfer of this Agreement or any Note.

           C. Consent to Amendments. This Agreement may be amended, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, if the Company shall obtain the written consent to such amendment, action or omission to act, of the Required Holder(s) except that, without the written consent of the holder or holders of all Notes at the time outstanding, no amendment to this Agreement shall change the maturity of any Note, or change the principal of, or the rate or time of payment of interest or any premium payable with respect to any Note, or affect the time, amount or allocation of any required prepayments, or reduce the proportion of the principal amount of the Notes required with respect to any consent. Each holder of any Note at the time or thereafter outstanding shall be bound by any consent authorized by this paragraph 11C, whether or not such Note shall have been marked to indicate such consent, but any Notes issued thereafter may bear a notation referring to any such consent. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein and in the Notes, the term "this Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

           D. Form, Registration, Transfer and Exchange of Notes: Lost Notes. The Notes are issuable as registered notes without coupons in denominations of at least ______ million dollars ($__________). The Company shall keep at its principal office a register in which the Company shall provide for the registration of Notes and of transfers of Notes. Upon surrender for registration of transfer of any Note at the principal office of the Company, the Company shall, at its expense, execute and deliver one or more new Notes of like tenor and of a like aggregate principal amount, registered in the name of such transferee or transferees. At the option of the holder of any Note, such Note may be exchanged for other Notes of like tenor and of any authorized denominations, of a like aggregate principal amount, upon surrender of the Note to be exchanged at the principal office of the Company. Whenever any Notes are so surrendered for exchange, the Company shall, at its expense, execute and deliver the Notes which the holder making the exchange is entitled to receive. Every Note surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer duly executed, by the holder of such Note or such holder's attorney duly authorized in writing. Any Note or Notes issued in exchange for any Note or upon transfer thereof shall carry the rights to unpaid interest and interest to accrue which were carried by the Note so exchanged or transferred, so that neither gain nor loss of interest shall result from any such transfer or exchange. Upon receipt of written notice from the holder of any Note of the loss, theft, destruction or mutilation of such Note and, in the case of any such loss, theft or destruction, upon receipt of such holder's unsecured indemnity agreement, or in the case of any such mutilation upon surrender and cancellation of such Note, the Company will make and deliver a new Note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note.

           E. Persons Deemed Owners: Participations. Prior to due presentment for registration of transfer, the Company may treat the person in whose name any Note is registered as the owner and holder of such Note for the purpose of receiving payment of principal of and premium, if any, and interest on such Note and for all other purposes whatsoever, whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary. Subject to the preceding sentence, the holder of any Note may from time to time grant participation in all or any part of such Note to any Person on such terms and conditions as may be determined by such holder in its sole and absolute discretion.

           F. Survival of Representations and Warranties: Entire Agreement. All representations and warranties contained herein or made in writing by or on behalf of the Company in connection herewith shall survive the execution and delivery of this Agreement and the Notes, the transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any Transferee, regardless of any investigation made at any time by or on behalf of you or any Transferee. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

           G. Successors and Assigns. All covenants and other agreements in this Agreement contained by or on behalf of either of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, any Transferee) whether so expressed or not.

           H. Disclosure to Other Persons. The Company acknowledges that the holder of any Note may deliver copies of any financial statements and other documents delivered to such holder, and disclose any other information disclosed to such holder, by or on behalf of the Company in connection with or pursuant to this Agreement to (i) such holder's directors, officers, employees, agents and professional consultants, (ii) any other holder of any Note, (iii) any Person to which such holder offers to sell such Note or any part thereof, (iv) any Person to which such holder sells or offers to sell a participation in all or any part of such Note, (v) any federal or state regulatory authority having jurisdiction over such holder, (vi) the National Association of Insurance Commissioners or any similar organization, or (vii) any other Person to which such delivery or disclosure may be necessary or appropriate (a) in compliance with any law, rule, regulation or order applicable to such holder, (b) in response to any subpoena or other legal process, (c) in connection with any litigation to which such holder is a party, or (d) in order to protect such holder's investment in such Note.

           I. Notices. All written communications provided for hereunder shall be effective only upon receipt and be sent by mail, telex, facsimile transmission or nationwide overnight delivery service (with charges prepaid) and (i) if to you, addressed to you at the address specified for such communications in the Purchase Schedule attached hereto, or at such other address as you shall have specified to the Company in writing, (ii) if to any other holder of any Note, addressed to such other holder at such address as such other holder shall have specified to the Company in writing or, if any such other holder shall not have so specified an address to the Company, then addressed to such other holder in care of the last holder of such Note which shall have so specified an address to the Company, and (iii) if to the Company, addressed to it in care of American Electric Power Service Corporation, 1 Riverside Plaza, Columbus, Ohio 43215, Attention: Chief Financial Officer, or at such other address as the Company shall have specified to the holder of each Note in writing.

           J. Descriptive Headings. The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

           K. Satisfaction Requirement. If any agreement, certificate or other writing, or any action taken or to be taken, is by the terms of this Agreement required to be satisfactory to you or to the Required Holder(s), the determination of such satisfaction shall be made by you or the Required Holder(s), as the case may be, in the reasonable judgment of the person or persons making such determination.

           L. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of ____________.

           M. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

     If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart of this letter and return the same to the Company, whereupon this letter shall become a binding agreement between you and the Company.

                                    Very truly yours,

                               -------------------------


                               ------------------------------
                               By:___________________________
                               Title:________________________





The foregoing Agreement is hereby accepted as of the date first above written.


-------------------------


------------------------------
By:___________________________
Title:________________________


                         Purchaser Schedule

[To be Completed]



                                                                       EXHIBIT A



                             % NOTE DUE

No. ______                                     [Date]

$_________



      FOR VALUE RECEIVED, the undersigned, ____________________ (herein called the "Company"), a corporation organized and existing under the laws of the State
of        ____________,        hereby       promises       to       pay       to
_______________________________________,  or registered  assigns,  the principal sum of ____________________ DOLLARS ($__________) on _____________________, with interest (computed on the basis of a 360-day year--30-day month) (a) on the unpaid balance thereof at the rate of ______% per annum from the date hereof, payable semiannually on the last day of March and September in each year, commencing with the March or September next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) on any overdue payment (including any overdue prepayment) of principal, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) _____% or (ii) the rate of interest publicly announced by _______________ from time to time in _______________ as its _______________.

      Payments of principal, premium, if any, and interest are to be made at the main office of ___________________________________, in ________________________
or at such other place as the holder hereof shall designate to the Company in writing, in lawful money of the United States of America.

      This Note is one of a series of Notes (herein called the "Notes") issued pursuant to a Note Purchase Agreement, dated as of ____________, ____ (herein called the "Agreement"), between the Company and ____________________ and is entitled to the benefits thereof. As provided in the Agreement, this Note is subject to prepayment and purchase, in whole or from time to time in part, in certain cases without premium and in other cases with a premium as specified in the Agreement.

      This Note is a registered Note and, as provided in the Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company shall not be affected by any notice to the contrary.

      In case an Event of Default, as defined in the Agreement, shall occur and be continuing, the principal of this Note may be declared or otherwise become due and payable in the manner and with the effect provided in the Agreement.

      This Note shall be construed and enforced in accordance with the internal laws of the State of ____________.


                               -------------------------


                               ------------------------------
                               By:___________________________
                               Title:________________________


                                                                       EXHIBIT B


           [FORM OF OPINION OF COMPANY'S COUNSEL]



[Purchaser's Name and Address]




[Date of Closing]

Dear Sirs:

I am an employee of American Electric Power Service Corporation, a subsidiary service corporation of American Electric Power Company, Inc. American Electric Power Company, Inc. is the corporate parent of ___________________ (the "Company"), and I have acted as counsel to the Company in connection with the Note Purchase Agreement, dated as of ____________ __, ____, between the Company and you (the "Agreement"), pursuant to which the Company has issued to you today a ________% Note due ____________ __, ____, in the principal amount of ____________ Dollars ($__________). All terms used herein that are defined in the Agreement have the respective meanings specified in the Agreement.

In this connection, I have examined such certificates of public officials, certificates of officers of the Company and copies certified to my satisfaction of corporate documents and records of the Company and of other papers, and have made such other investigations, as I have deemed relevant and necessary as a basis for my opinion hereinafter set forth. I have relied upon such certificates of public officials and of officers of the Company with respect to the accuracy of material factual matters contained therein which were not independently established. With respect to the opinion expressed in paragraphs 5 and 6 below, I have also relied upon the representation made by you in the first sentence of paragraph 9 of the Agreement.

Based on the foregoing, it is my opinion that:

      1. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of ____________ and has the corporate power to carry on its business as now being conducted.

      2. The Agreement and the Note have been duly authorized by all requisite corporate action and duly executed and delivered by authorized officers of the Company, and are valid obligations of the Company, legally binding upon and enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and the
Note is entitled to the benefits of the Agreement.

      3. The execution, delivery and performance by the Company of the Agreement and the transactions contemplated thereby are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (i) the Company's charter or by-laws or (ii) law or any contractual restriction binding on or affecting the Company.

      4. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Company of the Agreement or the Note, except for the authorization of the Securities and Exchange Commission, which authorization has been duly obtained and is in full force and effect.

      5. It is not necessary in connection with the offering, issuance, sale and delivery of the Note under the circumstances contemplated by the Agreement to register the Note under the Securities Act or any applicable state securities or "Blue Sky" law, or to qualify an indenture in respect of the Note under the Trust Indenture Act of 1939, as amended.

Very truly yours,



                                                  Exhibit F



614/223-1624


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

November 30, 2000

Gentlemen:

With respect to the Application or Declaration on Form U-1 of Wheeling Power Company ("Wheeling") relating to the issuance and sale by Wheeling of certain unsecured long-term promissory notes (the "Notes") pursuant to a Term Loan Agreement, I wish to advise you as follows:

I am of the opinion that, in the event that the proposed transactions are consummated in accordance with said Application or Declaration, as the same may be amended, and when the steps referred to in the next following paragraph shall have been taken:

      (a) All state laws applicable to the proposed transactions will have been complied with;

      (b) The Notes will be valid and binding obligations of Wheeling in accordance with their terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforceability of creditors' rights generally and by general principles of equity; and

      (c) Consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Wheeling or any associate company thereof.

The steps to be taken which are referred to in the next preceding paragraph consist of the following:

      1. Appropriate action by the Board of Directors of Wheeling with respect to the transactions described in said Application or Declaration;

      2. Appropriate action by the Securities and Exchange Commission with respect to the transactions described in said Application or Declaration;

      3.   Compliance with Federal, state and other securities laws;

      4. Execution and delivery of the proposed Term Loan Agreement pursuant to which the Notes will be issued; and

      5. Issuance and sale of the Notes in accordance with the governmental and corporate authorizations aforesaid.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ William E. Johnson

William E. Johnson
   Counsel for
Wheeling Power Company



                                                                       Exhibit G


                      UNITED STATES OF AMERICA
                             before the
                 SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.         /__________   , 2000


----------------------------------------
                                          :
In the Matter of                          :
                                          :
WHEELING POWER COMPANY                    :
51 - 16th Street                          :
Wheeling, West Virginia 26003             :
                                          :
(70-    )                                 :
----------------------------------------


NOTICE OF PROPOSED ISSUANCE AND SALE OF LONG-TERM NOTES

      Wheeling Power Company ("Wheeling"), an electric utility subsidiary of American Electric Power Company, Inc., a registered holding company, has filed with this Commission an Application or Declaration pursuant to Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935 (the "1935 Act") and Rule 50 thereunder.

      Wheeling requests authorization herein to issue and sell from time to time through June 30, 2005 unsecured promissory notes (the "Notes") in the aggregate principal amount of $20,000,000, to one or more commercial banks, financial institutions or other institutional investors or lenders pursuant to one or more agreements (the "Proposed Agreements").

      The Proposed Agreements and the Notes thereunder would be for a term of not less than nine months nor more than ten years from the date of borrowing.

      The Proposed Agreements would provide that the Notes bear interest at either a fixed rate, a fluctuating rate or some combination of fixed and fluctuating rates. The actual rate of interest which each Note shall bear shall be subject to further negotiation between Wheeling and the lender. Any fixed rate of interest of the Notes will not be greater than 500 basis points above the yield at the time of issuance of the Notes to maturity of United States Treasury obligations that mature on or about the date of maturity of the Notes. Any fluctuating rate will not be greater than 500 basis points above the rate of interest announced publicly by a major bank from time to time as its base or prime rate.

      In the event a bank or financial institution arranges for a borrowing from a third party, such institution may charge Wheeling a placement fee, not to exceed 1% of the principal amount of such borrowing.

      Proceeds realized from the sale of the Notes will be used to repay long and short-term debt of Wheeling. At June 30, 2000 the outstanding short-term indebtedness of Wheeling was $4,625,000.

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by __________ , 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                          Jonathan G. Katz
                          Secretary


STATEMENTS OF INCOME

                                                          Year Ended December 31,
                                                     ---------------------------------
                                                       1999         1998         1997
                                                       ----         ----         ----
                                                               (in thousands)

OPERATING REVENUES                                   $86,205      $86,295      $85,297
                                                     -------      -------      -------

OPERATING EXPENSES:
   Purchased Power - Affiliated Company               58,137       58,527       58,744
   Other Operation                                     8,460        8,200        9,368
   Maintenance                                         3,350        3,512        3,021
   Depreciation                                        3,002        2,869        2,774
   Taxes Other Than Federal Income Taxes               5,516        5,597        5,600
   Federal Income Taxes                                2,306        2,137        1,362
                                                     -------      -------      -------

           TOTAL OPERATING EXPENSES                   80,771       80,842       80,869
                                                     -------      -------      -------

OPERATING INCOME                                       5,434        5,453        4,428

NONOPERATING LOSS                                        (82)        (110)        (255)
                                                     -------      -------      -------

INCOME BEFORE INTEREST CHARGES                         5,352        5,343        4,173

INTEREST CHARGES                                       1,816        1,964        1,982
                                                     -------      -------      -------

NET INCOME                                           $ 3,536      $ 3,379      $ 2,191
                                                     =======      =======      =======



STATEMENTS OF RETAINED EARNINGS

                                                          Year Ended December 31,
                                                     ---------------------------------
                                                       1999         1998         1997
                                                       ----         ----         ----
                                                               (in thousands)

RETAINED EARNINGS JANUARY 1                           $6,887       $5,924       $6,048

NET INCOME                                             3,536        3,379        2,191

CASH DIVIDENDS DECLARED                                2,632        2,416        2,315
                                                      ------       ------       ------

RETAINED EARNINGS DECEMBER 31                         $7,791       $6,887       $5,924
                                                      ======       ======       ======


See Notes to Financial Statements.



BALANCE SHEETS
                                                          December 31,
                                                      -------------------
                                                           1999      1998
                                                           ----      ----
                                                           (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
  Transmission                                          $ 23,055   $22,950
  Distribution                                            67,982    64,932
  General                                                  8,273     7,850
  Construction Work in Progress                            1,904     2,766
                                                        --------   -------
         Total Electric Utility Plant                    101,214    98,498
  Accumulated Depreciation                                40,953    39,062
                                                        --------   -------
         NET ELECTRIC UTILITY PLANT                       60,261    59,436
                                                         -------   -------

OTHER PROPERTY AND INVESTMENTS                             2,544     2,755
                                                        --------   -------


CURRENT ASSETS:
  Cash and Cash Equivalents                                  613     1,066
  Accounts Receivable:
    Customers                                              6,195     6,446
    Affiliated Companies                                     773     1,185
    Miscellaneous                                            527     1,245
    Allowance for Uncollectible Accounts                    (99)      (86)
  Materials and Supplies - at average cost                   114       158
  Accrued Utility Revenues                                 1,842     2,018
  Other                                                      491       208
                                                        --------   -------
         TOTAL CURRENT ASSETS                             10,456    12,240
                                                        --------   -------



REGULATORY ASSETS                                         11,549    11,750
                                                        --------   -------

DEFERRED CHARGES                                           1,623     1,609
                                                        --------   -------

           TOTAL                                        $ 86,433   $87,790
                                                        ========   =======

See Notes to Financial Statements.


                                                           December 31,
                                                      --------------------
                                                           1999      1998
                                                           ----      ----
                                                           (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Stock - No Par Value:
    Authorized and Outstanding - 150,000 Shares$           2,428    $ 2,428
  Paid-in Capital                                         15,596     14,596
  Retained Earnings                                        7,791      6,887
                                                         -------    -------
          Total Common Shareholder's Equity               25,815     23,911
  Long-term Debt - Notes Payable to Banks                 10,000     21,000
                                                         -------    -------
          TOTAL CAPITALIZATION                            35,815     44,911
                                                         -------    -------


OTHER NONCURRENT LIABILITIES                               6,396      6,346
                                                         -------    -------


CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                      11,000      5,000
  Short-term Debt - Notes Payable                          3,000      5,225
  Accounts Payable - General                                 225        270
  Accounts Payable - Affiliated Companies                  8,951      5,415
  Taxes Accrued                                            2,705      2,121
  Customer Deposits                                          299        321
  Interest Accrued                                           497        590
  Obligations under Capital Leases                           633        644
  Other                                                    1,054      1,403
                                                         -------    -------
          TOTAL CURRENT LIABILITIES                       28,364     20,989
                                                         -------    -------

DEFERRED INCOME TAXES                                     14,673     14,650
                                                         -------    -------

DEFERRED CREDITS                                              44         67
                                                         -------    -------

REGULATORY LIABILITIES                                     1,141        827
                                                         -------    -------

COMMITMENTS AND CONTINGENCIES (Note 4)

            TOTAL                                        $86,433    $87,790
                                                         =======    =======